Exhibit 21.1
Subsidiaries of the Company
– Synthesis Energy Holdings, Inc. (Florida corporation)
     – Owns 100% of:
          – Synthesis Energy Systems LLC (West Virginia corporation)
          – Synthesis Energy Systems, Inc. (British Virgin Islands corporation)
– Owns 100% of:
– Radiance Generation, Inc. (British Virgin Islands corporation)
– Synthesis Energy Systems Investments, Inc. (Mauritius corporation)
– Synthesis Energy Systems (Shanghai) Co., Ltd. (Chinese corporation)